UNITED STATES            ---------------------------
                  SECURITIES AND EXCHANGE COMMISSION OMB APPROVAL
                        WASHINGTON, D.C. 20549       ---------------------------
                                                     OMB Number: 3235-0058
                              FORM 12B-25            Expires: May 31, 1997
                      NOTIFICATION OF LATE FILING    Estimated average burden
                                                     hours per response ... 2.50
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                                                         SEC FILE-NUMBER
                                                             0-12641
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                                                          CUSIP NUMBER
                                                           452440 10 4
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(Check One):    Form 10-K          Form 20-F      |X| Form 10-Q       Form N-SAR

                   For Period Ended:  December 31, 1999
                   [ ] Transition Report on Form 10-K
                   [ ]  Transition  Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ]  Transition  Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                  Imaging Technologies Corporation
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Full Name of Registrant

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Former Name if Applicable

                         15175 Innovation Drive
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Address of Principal Executive Office (Street and Number)

                  San Diego, CA  92128
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
 [X] subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. SEE ATTACHMENT A


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Brian Bonar                858                613-1300
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                    (Name)               (Area Code)       (Telephone Number)

(2)   Have all other periodic  reports  required under           YES      No
      Section 13 or 15(d) of the Securities Exchange
      Act of 1934 or Section 30 of the Investment Company        [X]
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)   Is it anticipated that any significant  change in          YES      No
      results of operations from the  corresponding period
      for the last fiscal year will be reflected by the          [X]
      earnings statements to be included in the subject report or portion thereof? SEE ATTACHMENT B


      If  so,  attach  an  explanation  of  the  anticipated   change,   both
      narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                        Imaging Technologies Corporation
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                  (Name of Registrant as Specified in Charter)
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       By /s/ Brian Bonor
Date  May 11, 2000                         --------------------------------
      ----------------------------         Brian Bonar, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  ATTACHMENT A

PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 (the "Quarterly Report") could not be filed within the prescribed time period since the Registrant, which has a small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant, thereby delaying completion of the Quarterly Report. As a result, the information necessary to complete the Quarterly Report, including the financial statements and the notes thereto, has not yet been completed.

                                  ATTACHMENT B

PART IV - OTHER INFORMATION, QUESTION 3

The Company expects a reduction in revenues and a continued operational loss for its fiscal quarter ended March 31, 1999 due primarily to the uncertainty in the market place caused by the presence of the court-appointed operational receiver. Due to the continued significant changes in the Registrant's operations, the Registrant has not yet been able to make a reasonable estimate of the amount of the anticipated reduction in revenues.